# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oportun Financial Corporation, CIK 0001538716
CUSIP: 68376D104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2 Circle Star Way, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 10/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001802986

## Reporting persons
- Forager Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,242,860; shared voting power 0; sole dispositive power 2,242,860; shared dispositive power 0; aggregate amount beneficially owned 2,242,860 (5.1% of the class)
- Forager Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,242,860; shared voting power 0; sole dispositive power 2,242,860; shared dispositive power 0; aggregate amount beneficially owned 2,242,860 (5.1% of the class)
- Kissel Edward Urban: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,242,860; sole dispositive power 0; shared dispositive power 2,242,860; aggregate amount beneficially owned 2,242,860 (5.1% of the class)
- MacArthur Robert Symmes: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,242,860; sole dispositive power 0; shared dispositive power 2,242,860; aggregate amount beneficially owned 2,242,860 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Oportun Financial Corporation
Address of issuer's principal executive offices: 2 Circle Star Way, San Carlos, CA 94070

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Forager Fund, L.P., a Delaware limited partnership (the "Fund"), Forager Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund (the "General Partner"), Edward Kissel and Robert MacArthur (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 2025 3rd Ave. N, Suite 350, Birmingham, AL 35203.
Citizenship: The Fund is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Each of Messrs. Kissel and MacArthur is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons, in the aggregate, beneficially own 2,242,860 shares of common stock, $0.0001 par value per share, of the Issuer ("Common Stock").
Percent of class: 5.1%. The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G, are based on a total of 44,009,399 shares of Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for its quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 7, 2025.
Sole power to vote or to direct the vote: Each of the Fund and the General Partner has the sole power to vote or to direct the vote of 2,242,860 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the sole power to vote or to direct the vote of 0 shares of Common Stock.
Shared power to vote or to direct the vote: Each of the Fund and the General Partner has the shared power to vote or to direct the vote of 0 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the shared power to vote or to direct the vote of 2,242,860 shares of Common Stock.
Sole power to dispose or to direct the disposition: Each of the Fund and the General Partner has the sole power to dispose or to direct the disposition of 2,242,860 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: Each of the Fund and the General Partner has the shared power to dispose or to direct the disposition of 0 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the shared power to dispose or to direct the disposition of 2,242,860 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24.1 Power of Attorney, dated October 15, 2025, by Edward Kissel
Exhibit 24.2 Power of Attorney, dated October 15, 2025, by Robert MacArthur
Exhibit 99.1 Joint Filing Agreement, dated October 15, 2025, by and among the reporting persons

## Signatures
- Forager Capital Management, LLC: /s/ Robert MacArthur, Managing Partner (10/15/2025)
- Forager Fund, L.P.: /s/ Robert MacArthur, Managing Partner of the sole general partner (10/15/2025)
- Kissel Edward Urban: /s/ Edward Kissel, Director (10/15/2025)
- MacArthur Robert Symmes: /s/ Robert MacArthur, Managing Partner (10/15/2025)